Exhibit 99.1

February 13, 2024

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Disclosure pursuant to Regulation 30 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015

Please find enclosed herewith an intimation pursuant to Regulation 30 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”) and para 202.05 read with para 202.06 of the NYSE Listed Company Manual.

The details as required under SEBI Listing Regulations read with SEBI Circular No. SEBI/HO/CFD/CFD-PoD-1/P/CIR/2023/123 dated July 13, 2023 are provided in Annexure-1.

This is for your information and records.

Thanking You,

For Wipro Limited

M Sanaulla Khan Company Secretary

ENCL: As above

Annexure - 1

Disclosure under Regulation 30 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015

Sr. No.	Particulars	Description
1	Target Name	Aggne Global Inc., and its affiliate Aggne Global IT Services Private Limited

2	Whether the acquisition would fall within related party transaction(s) and whether the promoter/ promoter group/ group companies have any interest in the entity being acquired	No

3	Industry of Target entity	Information Technology, consulting, and managed services for the Property & Casualty Insurance industry

4	Acquisition objectives and Impact of acquisition	This acquisition of Aggne will strengthen Wipro’s competitive advantage in the insurance sector—particularly in the property & casualty (P&C) insurance space. This combination will enhance Wipro’s P&C core system implementation capabilities specifically in the area of Duck Creek. Aggne’s Swift IPs combined with Wipro’s wider offerings will position us as an end-to-end player in the P&C insurance space.

5	Government or regulatory approval required	None

6	Indicative Time period for completion of acquisition	The transaction is expected to be completed at the latest by February 14, 2024.

7	Nature of consideration	Cash

8	Cost of acquisition and / or the price at which the shares are acquired	Purchase consideration of USD 66 Million, subject to customary closing adjustments as per terms of the purchase agreement.

9	Percentage of shareholding acquired	Currently acquiring 60%, with an option to purchase the remaining stake over a period of time. A separate disclosure will be made by the Company on acquisition of any further stake, from time to time

Aggne Global Inc. was founded in 2019 and is headquartered in Florida, US. Its affiliate Aggne Global IT Services Private Limited was founded in 2020 and is headquartered in Hyderabad, India (“Aggne Group”).

10	Target Information	Aggne Group is a fast-growing insurtech company offering a wide range of services designed to help insurers transform operations, drive new efficiencies, and deliver optimal customer experiences. The services include Intellectual Property-led consulting, implementation, cloud, DevOps automation and managed services with a strong focus on the Duck Creek platform (Duck Creek is a full suite of cloud-based, low-code products that help property and casualty insurers accelerate product development and drive ongoing innovation). Aggne Group is privately owned and has a workforce of over 230 employees.

Combined revenues of the Aggne Group for the past three years (for period ended 31 December): USD 4.5 Mn (CY21), USD 9.1 Mn ( CY22), USD 17.9 Mn (CY23).